April 13, 2023

VIA EDGAR

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission 100 F Street, NE Washington DC 20549

Re:	Wheels Up Experience Inc. Form 8-K/A filed March 31, 2023 File No. 001-39541

Dear Sir or Madam:

On behalf of Wheels Up Experience Inc., a Delaware corporation (the “Company”), the Company is hereby submitting to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 10, 2023 regarding the Company’s Current Report on Form 8-K/A filed March 31, 2023 (the “Form 8-K/A”).

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and the Company has also set forth below, in bold and italics, the text of the Staff’s comments prior to the Company’s response.

Form 8-K/A filed March 31, 2023

Exhibit 99.1, page 7

1.	We note your reconciliations of non-GAAP Financial Measures at pages 7, 8 and 9 of Exhibits 99.1 and 99.2 to your amended Form 8-K. Please note that the presentation of a full non-GAAP income statement may place undue prominence to the non-GAAP information and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Discl/osure Interpretations.

The Company respectfully acknowledges the Staff’s comment and confirms that, to the extent it discloses a reconciliation of net income (loss) to a non-GAAP financial measure in future filings, it will not present a non-GAAP consolidated income statement, as such term is described in Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretations.

Division of Corporation Finance

April 13, 2023

If you have any questions, please contact Todd Smith by telephone at (929) 504-4850 or via email at Todd.Smith@WheelsUp.com or Laura Heltebran by telephone at (646) 476-0349 or via email at Laura.Heltebran@wheelsup.com.

Sincerely,

WHEELS UP EXPERIENCE INC.

By:	/s/ Todd Smith
Name:	Todd Smith
Title:	Chief Financial Officer

Cc:	Laura Heltebran, Esq.
Mark Sorensen, Esq.
Jeremiah G. Garvey, Esq.
Seth H. Popick, Esq.